Exhibit 8.5
INVESTMENT CONSULTANT AGREEMENT

This Agreement (this “Agreement”) is made this 16th day of September, 2014, but effective as of October 1, 2014 (the “Effective Date”), between AMERICAN FIDELITY ASSURANCE COMPANY (the "Company") and ASSET SERVICES COMPANY, L. L. C. ("Consultant"). This agreement relates to Account “B” and Account “C” of Client (the “Accounts”).

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Consultant agree as follows:

SECTION ONE
INVESTMENT ADVICE AND OTHER INVESTMENT CONSULTING
SERVICES

   1.01 The Consultant shall, to the extent reasonably required in the business of the Company, assist the Company in the selection of investments for the Accounts, consistent with the Company’s investment policies, as such policies may be amended by the Company from time to time.  A current copy of the Company’s investment policies is attached hereto as Exhibit “A”.  Company agrees to notify Consultant promptly of any change in such investment policies.  The Consultant shall also, from time to time, furnish to or place at the disposal of the Company such reports and information on the investment results of certain investments as may be required or deemed helpful to the Company in judging the effectiveness of such investments and their suitability for continued investment.

1.02 The Consultant agrees to use its best efforts in the furnishing of such advice and recommendations and in the preparation of such reports and information, and for this purpose Consultant shall at all times maintain a staff of trained personnel for the performance of its obligations under this Agreement. The Consultant may, at its expense, employ other persons to furnish statistical and other factual information, advice regarding economic factors and trends, information with respect to technical and scientific developments, and such other information, advice and assistance as Consultant may desire.

SECTION TWO
COMPENSATION TO INVESTMENT CONSULTANT

2.01 The Company agrees to pay to the Consultant, and Consultant agrees to accept, as full reimbursement for the following projects:

a. An annual fee equal to three one hundredths of one percent (.03%) of the value of the assets contained in the Accounts shall be paid to the Consultant by the Company for which fee the Consultant will provide quarterly performance reports for the Accounts with separate results produced for each investment contained in the Accounts.
        b. One quarter (1/4) of the fee will be paid at the end of each calendar quarter based on the asset balance of the investments included in the Accounts at the end of the previous quarter.

SECTION THREE
ALLOCATION OF EXPENSES

3.01 The Consultant shall provide, at its own expense, the required office space, equipment, personnel, and clerical services for the performance of its duties under this Agreement.  Out of town travel, express mail and other unusual costs will be reimbursed by the Company to the Consultant. It is anticipated that such other unusual costs will not exceed $50.00 per month. The Consultant shall receive prior approval from the Company before incurring costs in excess of that amount. The Consultant is not by way of this Agreement, agreeing to become a record keeper for the Company and shall not bear any expense for the day-to-day accounting record requirements of the Company.

SECTION FOUR
DURATION AND TERMINATION

4.01 The term of this Agreement shall begin as of the Effective Date and shall continue for a three (3) year term unless earlier terminated by either party as set forth below.

4.02 This Agreement may be terminated by either party on sixty (60) days prior written notice to the other party, at the following address for each:

If to Company:

American Fidelity Assurance Company
Attn: Robert D. Brearton, Executive Vice President
2000 N. Classen Boulevard
Oklahoma City, Oklahoma 73106

If to Consultant:

Asset Services Company, L.L.C.
Attention: David Thompson, President
5100 Classen Boulevard, Suite 600
Oklahoma City, Oklahoma 73118

SECTION FIVE
STATUS OF CONSULTANT

5.01 Consultant shall be deemed to be an independent contractor and, except as expressly provided or authorized in this Agreement, shall have no authority to act for or represent the Company unless expressly authorized to do so by the Company through written instructions.

5.02 The Company recognizes that the Consultant now renders and may continue to render investment advice and services to other companies and persons, which may or may not have investment policies and investments similar to those of the Company.  The Consultant shall be free to continue to render such advice and services without further consent of the Company.

SECTION SIX
LIABILITY OF CONSULTANT

6.01 In furnishing the Company with investment advice and management and other services as herein provided, neither the Consultant, nor any officer, director, or agent thereof shall be held liable to the Company or its creditors or stockholders for errors of judgment or for anything except willful misfeasance, bad faith, or gross negligence in the performance of its duties, or reckless disregard of its obligations and duties under the terms of this Agreement.

6.02 It is further understood and agreed that the Consultant may rely upon information furnished to it reasonably believed to be accurate and reliable and that, except as hereinabove provided, the Consultant shall not be accountable for any loss suffered by the Company by the reason of the Company’s action or non-action on the basis of any advice, recommendation or approval of the Consultant, its officers, directors or agents.

SECTION SEVEN
ASSIGNMENT OF AGREEMENT

7.01 This Agreement may not be transferred, assigned, sold or in any manner hypothecated or pledged by the Consultant or the Company.

SECTION EIGHT
CONFIDENTIALITY

8.01 Consultant acknowledges that in the course of performing its duties hereunder, Consultant will receive detailed information regarding the Company's operating policies and procedures and other proprietary information of the Company (hereinafter, "Proprietary Information"). Consultant agrees not to directly or indirectly reveal, report, publish, disclose or transfer any of the Proprietary Information, or utilize any of the Proprietary Information for any purpose except in the course of performing duties for the Company pursuant to this Agreement.

SECTION NINE
MISCELLANEOUS

9.01 This Agreement has been executed within, and shall be governed by, the laws of the State of Oklahoma. This Agreement represents the entire agreement of the parties with respect to the subject matter contained herein, and may not be modified other than by a written Agreement signed by both parties.

In witness whereof, the parties hereto have caused this agreement to be signed by their respective officers thereunto duly authorized.

AMERICAN FIDELITY ASSURANCE COMPANY By: /S/Robert D. Brearton___________________ Robert D. Brearton, Executive Vice President
ASSET SERVICES COMPANY, L.L.C. By: /S/David Thompson____________________ David Thompson, President